Mail Stop 3561

December 19, 2007

Mr. Thomas I. Nail
President
Burke Mills, Inc.
191 Sterling Street, N.W.
Valdese, North Carolina 28690

> **Re:** **Burke Mills, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-05680**

Dear Mr. Nail:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that during our prior review of your January 1, 2005, Form 10-K that responses to our comment letter dated July 8, 2005, were not uploaded to Edgar. We reissue our request that you please file your response on Edgar.

Form 10-K December 30, 2006

Critical Accounting Policies and Estimates, page 16

2. Please provide quantitative analysis with your discussion of critical accounting policies. For example, you should disclose the period end balances of liabilities associated with self funded employee claims and discuss any significant additions and changes to the balances. With respect to inventory reserves you should disclose the amount of reserves recorded at each balance sheet date, additions to and utilization of the reserve for each period, and the reasons for any significant changes.

Statements of Operations, page 25

3. We note that commission revenue accounts for more than 10% of total revenues in 2006. Please tell us why you have not presented sales separately for commission revenues as it appears that you are providing a service rather than selling tangible products. See Regulation S-X Rule 5-03(b).

Note 3 - Accounts Receivable, page 32

4. In future filings please revise you disclosures to include Schedule II – Valuation and Qualifying Accounts. Please include in the schedule your reserves activity, balances and additions, subtractions and adjustments, with regards to your allowance for doubtful accounts and sales returns. We are aware a similar comment was issued in a comment letter dated July 8, 2005, we are unable to locate a response on Edgar or identify where in your current document you have included this schedule. Reference is made to Regulation S-X 5-04(c).

Note 15 – Other Commitments, page 37

5. Please present a table showing year-end self –insurance reserve balances and additions, subtractions and adjustments made during the year. You may provide such information in the notes to your financial statements or as part of your analysis of reserve accounts included in Schedule II.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief